NYSe
AN ICE EXCHANGE

December 27, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Companhia Paranense de Energia – Copel, under the Exchange Act of 1934.

- American Depositary Shares ("ADS") each representing four common shares

- Common shares, without par value (application for the Common Shares, without par value, is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com